SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

14 Hatidhar Street, Ra'anana 4366516, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

MER Telemanagement Solutions Ltd.

6-K Item

1. MTS Names Lior Salansky as CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Date: January 21, 2015

MTS Names Lior Salansky as CEO

Ra’anana, Israel – January 21, 2015 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of mobile virtual network enabler (MVNE), mobile money and telecommunications expense management (TEM) solutions and services, today announced that it has appointed Lior Salansky as the company’s CEO.

Mr. Salansky brings a wealth of knowledge and over 20 years of experience in the Israeli hi-tech industry. Mr. Salansky was a co-founder of MIND C.T.I. Ltd. and served in a number of positions, including, Co-CEO, Vice President of Business Development and R&D Manager. He also served as a director of MIND CTI from its inception in 1995 until 2004. Mr. Salansky was MTS's president between 2008 and 2010 and served as a member of the MTS board of directors for five years until January 2014. Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University.

"We are pleased to welcome Lior back to the MTS team," said Chaim Mer, Chairman of the Board of the Company. "We are confident that Lior's experience and managerial skills will be a valuable asset to MTS's management team and will facilitate our strategy to enhance our business.”

“It is an honor for me to be named CEO of MTS and to have the opportunity to work with MTS's management and employees,” said Mr. Salansky. I understand the challenges facing MTS and I am confident that we can address these challenges and deliver on our commitment to creating value for our shareholders by expanding MTS's businesses and delivering long-term growth.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and provides a crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of an organization with rapid access to concise, actionable data.

The MTS solution for M2M (Machine to Machine) and Internet of Things (IoT) service providers is a comprehensive, proven and highly scalable cloud-based IoT enablement platform. The platform supports all business, operational, management and analytics services, features and functionality requirements of M2M and IoT service providers.

MTS’s solutions for wireless and wireline telecommunication service providers are used for interconnect billing, partner revenue management and for charging and invoicing services. The MTS MVNE services enable the quick launch of new MVNO initiatives in pay as you grow and revenue share models. In addition, MTS has pre-configured, full-features and scalable solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO).

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://mtsint.com/

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

MTS:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com